Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

August 11, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    H. Roger Schwall, Assistant Director
Ethan Horowitz, Accounting Branch Chief
Sandra Eisen, Staff Accountant
Lisa Krestynick, Staff Attorney

Re:	Vanguard Natural Resources, LLC Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 8, 2016
File No. 1-33756

Vanguard Natural Resources, LLC
Form 8-K filed July 27, 2016
Dear Mr. Schwall:
This letter sets forth the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company,” “Vanguard,” “We,” “Us” or “Our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 5, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), which was filed with the Commission on March 8, 2016 and to the Company’s Current Report on Form 8-K (the “Form 8-K”), which was filed with the Commission on July 27, 2016.
In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Based on our review of the Staff’s comment letter, and as further described herein, we believe that the Form 10-K and the Form 8-K are materially accurate and, accordingly, that amendment is not necessary. As further detailed below, we have proposed updates to our disclosure to be made in future filings with the Commission.
Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 1

Oil, Natural Gas and NGLs Data, page 9

Proved Undeveloped Reserves, page 12

1.
We note that you do not intend to revise the standardized measure of discounted future cash flows to include the cash outflows associated with the settlement of asset retirement obligations for historical periods. Your response to prior comment 2 states that you do not

U.S. Securities and Exchange Commission
August 11, 2016

believe the related amounts were material to this calculation for the year ended December 31, 2015 or December 31, 2014. As noted in comment 7 from our letter dated April 22, 2016, oil and gas producers are required to include the cash outflows associated with the settlement of an asset retirement obligation in calculating the standardized measure of discounted future cash flows. As such, these historical periods should be revised to include the omitted amounts.
Response:
We acknowledge the Staff’s comment. We will revise the standardized measure of discounted future cash flows to include the cash outflows associated with the asset retirement obligations for the years ended December 31, 2015 and December 31, 2014, beginning with the presentation of discounted future cash flows for these historical periods in our Annual Report on Form 10-K for the year ended December 31, 2016.

Form 8-K filed July 27, 2016

2.
Your response to prior comment 3 does not appear to include a reconciliation showing the components of the line items in your calculation of Adjusted Net Income Attributable to Common and Class B Unitholders for change in fair value of commodity derivative contracts and change in fair value of interest rate derivative contracts. Please provide us with this reconciliation and explain how these amounts differ from the amounts related to derivative contracts used to calculate Adjusted EBITDA.

Response:

We acknowledge the Staff’s comment. In future filings, we will include the following reconciliation showing the components of the line items in our calculation of Adjusted Net Income Attributable to Common and Class B Unitholders including the change in fair value of commodity derivative contracts and change in fair value of interest rate derivative contracts (certain text from our earnings release for the quarter and six months ended June 30, 2016, which was furnished as Exhibit 99.1 in our Current Report on Form 8-K filed with the Commission on July 27, 2016, has been rearranged and supplemented and, with the exception of the heading, changes are reflected in bold type):
.

U.S. Securities and Exchange Commission
August 11, 2016

VANGUARD NATURAL RESOURCES, LLC
Reconciliation of Net Loss Attributable to Common and Class B Unitholders to
Adjusted Net Income (Loss) Attributable to Common and Class B Unitholders
(in thousands, except per unit data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Net Loss Attributable to Common and Class B Unitholders	$(267,478)	$(800,335)	$(419,451)	$(925,855)
Plus (less):
Change in fair value of commodity derivative contracts(a)	133,780	49,350	171,253	51,484
Change in fair value of interest rate derivative contracts(b)	12	(709)	2,098	(496)
Fair value of derivative contracts acquired that apply to contracts settled during the period(c)	3,866	11,732	6,375	20,281
Net loss on acquisition of oil and natural gas properties	1,665	—	1,665	—
Impairment of oil and natural gas properties	157,894	733,365	365,658	865,975
Gain on extinguishment of debt	—	—	(89,714)	—
Transaction costs incurred on acquisitions, mergers and divestitures	2,779	—	3,123	—
Adjusted Net Income (Loss) Attributable to Common and Class B Unitholders	$32,518	$(6,597)	$41,007	$11,389

Net Loss Attributable to Common and Class B Unitholders, per unit	$(2.04)	$(9.27)	$(3.20)	$(10.86)
Plus (less):
Change in fair value of commodity derivative contracts	1.02	0.57	1.31	0.60
Change in fair value of interest rate derivative contracts	—	(0.01)	0.02	(0.01)
Fair value of derivative contracts acquired that apply to contracts settled during the period	0.03	0.14	0.05	0.24
Net loss on acquisition of oil and natural gas properties	0.01	—	0.01	—
Impairment of oil and natural gas properties	1.20	8.50	2.79	10.16
Gain on extinguishment of debt	—	—	(0.68)	—
Transaction costs incurred on acquisitions, mergers and divestitures	0.02	—	0.02	—
Adjusted Net Income (Loss) Attributable to Common and Class B Unitholders, per unit	$0.24	$(0.07)	$0.32	$0.13

Weighted average common and Class B units outstanding	131,435	86,295	131,192	85,236

(a)
Change in fair value of commodity derivative contracts reflects the increase or decrease in the mark-to-market value of the commodity derivative contracts. Any increase in value is reduced from Net Loss Attributable to Common and Class B Unitholders, while any decrease is added back into Net Loss Attributable to Common and Class B Unitholders. Change in fair value of commodity derivative contracts is included in the line item net

U.S. Securities and Exchange Commission
August 11, 2016

gains (losses) on commodity derivative contracts in the consolidated statements of operations as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Net cash settlements received on matured commodity derivative contracts	$69,859	$42,329	$142,476	$80,620
Change in fair value of commodity derivative contracts	(133,780)	(49,350)	(171,253)	(51,484)
Premiums paid, whether at inception or deferred, for derivative contracts that settled during the period	(823)	(2,047)	(1,699)	(2,567)
Fair value of derivative contracts acquired that apply to contracts settled during the period	(3,866)	(11,732)	(6,375)	(20,281)
Fair value of restructured derivative contracts	—	—	—	31,945
Net gains (losses) on commodity derivative contracts	$(68,610)	$(20,800)	$(36,851)	$38,233

(b)
Change in fair value of interest rate derivative contracts reflects the increase or decrease in the mark-to-market value of the interest rate derivative contracts. Any increase in the fair value of interest rate derivative contracts is reduced from Net Loss Attributable to Common and Class B Unitholders, while any decrease in the fair value of interest rate derivative contracts is added back into Net Loss Attributable to Common and Class B Unitholders. Change in fair value of interest rate derivative contracts is included in the line item net losses on interest rate derivative contracts in the consolidated statements of operations as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Cash settlements paid on interest rate derivative contracts	$(2,123)	$(990)	$(4,727)	$(1,980)
Change in fair value of interest rate derivative contracts	(12)	709	(2,098)	496
Net losses on interest rate derivative contracts	$(2,135)	$(281)	$(6,825)	$(1,484)

(c)
Fair value of derivative contracts acquired that apply to contracts settled during the period is included in the line item net gains (losses) on commodity derivative contracts in the consolidated statements of operations as shown on (a) above.

U.S. Securities and Exchange Commission
August 11, 2016

The components of the line items in our calculation of Adjusted EBITDA that relate to derivative contracts for the six months ended June 30, 2016 are as follows:

Net losses on commodity derivative contracts	$36,851
Net cash settlements received on matured commodity derivative contracts	142,476
Net losses on interest rate derivative contracts	6,825
Net adjustments	$186,152

The components of the line items in our calculation of Adjusted Net Income Attributable to Common and Class B Unitholders that relate to derivative contracts for the six months ended June 30, 2016 are as follows:

Change in fair value of commodity derivative contracts	$171,253
Change in fair value of interest rate derivative contracts	2,098
Fair value of derivative contracts acquired that apply to contracts settled during the period	6,375
Net adjustments	$179,726

The difference between the net adjustments that relate to derivative contracts in our calculation Adjusted EBITDA for the six months ended June 30, 2016 compared to the net adjustments related to derivative contracts in our calculation of Adjusted Net Income Attributable to Common and Class B Unitholders for the same period consists of the following:

Cash settlements paid on interest rate derivative contracts	$4,727	(a)
Premiums paid, whether at inception or deferred, for derivative contracts that settled during the period	1,699	(b)
	$6,426

(a)	Interest expense, including realized gain or loss on interest rate derivative contracts, is by definition a reconciling item to calculate Adjusted EBITDA.

(b)
For purposes of calculating Adjusted EBITDA, we consider the cost of premiums paid for derivatives as investments related to our underlying oil and natural gas properties; therefore, they are not deducted in arriving at our Adjusted EBITDA.

*****

U.S. Securities and Exchange Commission
August 11, 2016

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments you have regarding our responses or the Form 10-K or the Form 8-K to the undersigned by phone at (832) 327-2259 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.
Thank you for your assistance.
Very truly yours,

Scott W. Smith
President and Chief Executive Officer                         Vanguard Natural Resources, LLC

cc:	Richard Robert, Executive Vice President, Chief Financial Officer and Director, Vanguard Natural Resources, LLC
Douglas V. Getten, Partner, Paul Hastings LLP
Ross Pilcik, Partner, BDO USA, LLP